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November 3, 2010
VIA EDGAR
Michael Seaman, Esq.
Special Counsel
U.S. Securities and Exchange Commission
Room 4461, Mail Stop 4720
Station Place 1
101 F Street, N.E.
Washington, D.C. 20549

Re:	Home Federal Bancorp, Inc. of Louisiana Registration Statement on Form S-1 File No. 333-169230
Dear Mr. Seaman:
     On behalf of Home Federal Bancorp, Inc. of Louisiana (the “Registrant”), in connection with the above-referenced Registration Statement on Form S-1, as amended, filed by the Registrant, this is in response to comments of the Staff received telephonically on November 3, 2010 with regard to Pre-Effective Amendment No. 2 to the Form S-1 (the “Amendment”).
     Included in the Amendment as Exhibit 99.3, was a revised copy of the Appraisal Report of Feldman Financial Advisors, Inc. (“Feldman”) as filed with the Office of Thrift Supervision (“OTS”) and reviewed pursuant to 12 C.F.R § 563b.200(b). Please be advised that pursuant to discussions with the OTS Staff, the text of the Appraisal Report was revised on pages 72, 73 and 86 of Exhibit 99.3, marked copies of which are enclosed. Such changes were to reference only slight upward adjustments for earnings prospects and financial condition which had no impact on the valuation range. The revised Appraisal Report was filed with the OTS and orally approved on November 28, 2010.
     The valuation range as stated in the Appraisal Report is very broad and represents an estimated pro forma full market value of the common stock of the Registrant to be issued in the conversion offering and in exchange for existing public shares of Home Federal Bancorp, Inc. of Louisiana, a federally chartered corporation. The estimated full market value of the Registrant is $29.4 million at the midpoint, which appraised amount results in an offering midpoint of $18.75 million and a range of $15.9 million at the minimum to $21.6 million at the maximum, or $24.8 million if increased by 15% above the maximum. As such, any slight market value adjustments did not change the price-to-earnings multiples and thus had no effect on the valuation range. Such market value adjustments are considered by the appraiser with regard to the overall value of the Registrant and are not individually quantified. Thus, while it was deemed appropriate to recognize that there were slight market value adjustments for earnings prospects and financial condition, they did not have an impact on the overall valuation of the Registrant.
     We trust that the above responds sufficiently to the Staff’s comments. Please do not hesitate to call me at 202-719-1816 if there are any questions or if I can be of assistance in any way.
     As always, the Staff’s cooperation is greatly appreciated.

Very truly yours,
/s/ Eric M. Marion
Name:	Eric M. Marion

Enclosure
cc:	Erin Magnor, Division of Corporation Finance Daniel R. Herndon